Exhibit 99.1

NEWS RELEASE

Fortuna expands Indicated Mineral Resource by 73% to 1.25 million gold ounces, Diamba Sud Project, Senegal

Vancouver, British Columbia, February 19, 2026 - Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce an updated Mineral Resource estimate for the Diamba Sud Gold Project, effective January 16, 2026. Indicated Mineral Resources total 1.25 million ounces of gold, reflecting an increase of 530,000 ounces from the prior estimate and demonstrating open resource growth potential.

Jorge A. Ganoza, President and CEO, commented, “This updated Mineral Resource estimate represents a significant advancement for the Diamba Sud Gold Project, highlighted by a 73% increase in indicated gold ounces with 94% of total gold ounces now in the indicated category. This update provides a strong foundation for the feasibility study we plan to publish by mid-year 2026 and materially advances the project toward a final investment decision.” Mr. Ganoza continued, “Diamba Sud, together with the expansion of the Séguéla Mine, currently under study, is central to our strategy to grow Fortuna into a company capable of producing more than 500,000 ounces of gold annually from long-life assets.”

Updated Mineral Resource Highlights

•	Total Indicated Mineral Resources of 26.0 million tonnes averaging 1.50 g/t Au, containing 1.25 million ounces of gold.
•	First time estimation of Indicated Mineral Resources at the Southern Arc deposit, comprising 6.0 million tonnes averaging 1.91 g/t Au and containing 367,000 ounces of gold, establishing Southern Arc as the largest gold deposit discovered to date at Diamba Sud.
•	Infill drilling successfully upgraded Inferred to Indicated Mineral Resource category at the Area D, Southern Arc, Moungoundi, and Karakara deposits, increasing resource confidence.
•	Technical studies are advancing for the estimation of Mineral Reserves, with a feasibility study targeted for completion by the end of Q2 2026.
•	Ongoing exploration drilling of Southern Arc, Moungoundi, and additional new targets continues to intersect mineralization beyond the current Mineral Resource envelopes, highlighting further growth potential.

Diamba Sud Gold Project - Mineral Resources by Deposit

Mineral Resources – Indicated				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Indicated	Area A	5,037	1.39	225
	Area D	5,952	1.52	292
	Southern Arc	5,993	1.91	367
	Karakara	3,296	1.70	180
	Western Splay	2,345	1.27	96
	Kassassoko	1,697	0.78	43
	Moungoundi	1,707	0.93	51
Total Indicated		26,027	1.50	1,254
Mineral Resources – Inferred				Contained Metal
Classification	Deposit	Tonnes (000)	Au (g/t)	Au (koz)
Inferred	Area A	207	1.24	8
	Area D	329	0.86	9
	Southern Arc	841	1.28	34
	Karakara	31	1.30	1
	Western Splay	262	1.42	12
	Kassassoko	182	0.74	4
	Moungoundi	253	0.89	7
Total Inferred		2,105	1.13	77

Notes:

1.	Mineral Resources are reported using the 2014 CIM Definition Standards.
2.	Mineral Resources are reported insitu, on a 100% basis as of January 16, 2026. The Government of Senegal will assume a 10% free-carried ownership interest in the Project when an exploitation permit is granted, and may elect to purchase up to an additional 25% interest in Boya SA at a “fair price” as determined through an independent valuation upon the granting of the exploitation permit.
3.	Mineral Resources are reported from a regularized block model derived from the original subblocked model to account for mining dilution.
4.	Factors that could materially affect the reported Mineral Resources include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate. Boya SA has also applied for an exploitation permit and an environmental impact assessment permit for the Project. If the aforementioned permits are not granted, this will have a material impact on the potential development of the Project.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Resources are reported inside constraining pit shells using selective mining unit block sizes and at an incremental gold cutoff grade for oxide/transitional material of 0.26 g/t Au, with fresh material reported based on a cutoff of 0.29 g/t Au for Area A, 0.37 g/t Au for Area D, 0.31 g/t Au for Karakara, 0.33 g/t Au for Western Splay, 0.28 g/t Au for Kassassoko, 0.31 g/t Au for Southern Arc, and 0.33 g/t Au for Moungoundi in accordance estimated average base mining costs of US$4.57/t for all material mined, average processing and G&A costs of US$21.45/t milled, and sales and transportation costs of US$7.00/oz of gold. Pit slope angles applied are 33° for weathered material and 46° for fresh rock. The long-term gold price was US$3,300/oz. Metallurgical recoveries are estimated using grade versus recovery relationship formulas developed for oxide/transition rock (all deposits) and separate formulas for fresh rock in each of the seven deposits A royalty of 3.5% has been considered in the generation of the pit shell and cut-off grade determination.
7.	Eric Chapman, P. Geo. (EGBC #36328), is the Qualified Person responsible for Mineral Resources, being an employee of Fortuna Mining Corp.
8.	Totals may not add due to rounding

Mineral Resources

Fortuna estimates that the Diamba Sud Gold Project contains Indicated Mineral Resources of 26.0 Mt at an average gold grade of 1.50 g/t, containing 1,254,000 ounces of gold, and Inferred Mineral Resources of 2.1 Mt at an average gold grade of 1.13 g/t containing 77,000 ounces of gold.

The updated Mineral Resource estimate incorporates drilling completed between July 2025 to January 2026. The additional data enhanced geological interpretation and resource modelling at Area A, Area D, Karakara, and Western Splay, and supported resource growth at Southern Arc and Moungoundi. Expansion drilling at Southern Arc and Moungoundi, together with drilling of new regional targets, is ongoing and is planned to continue throughout 2026, with the objective of further delineating mineralization beyond the current Mineral Resource envelopes.

Changes from the previous Mineral Resource estimate are primarily attributable to:

•	Infill drilling at Area A, Area D, Karakara, Southern Arc, Moungoundi, and Western Splay, which improved geological interpretation and supported the conversion of Inferred Resources to Indicated Resources, increasing overall resource confidence.

•	Expansion drilling at Southern Arc and Moungoundi resulted in increased Mineral Resources for these deposits.

•	An updated gold price assumption of US$3,300 per ounce, applied in the resource estimation process.

Feasibility Study

Fortuna is progressing with the feasibility study for the Diamba Sud Gold Project to support a potential construction decision targeted for mid- 2026, with delivery of the study expected by the end of Q2 2026.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d'Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, the Mineral Resource estimates; statements regarding the timing of the completion of a feasibility study and a potential construction decision at the Diamba Sud Gold Project; the Company’s expectation of producing more than 500,000 ounces of gold annually; statements regarding the applications for an exploitation permit and environmental impact assessment permit for the Diamba Sud Gold Project; the Company’s exploration plans and objectives at the Diamba Sud Gold Project; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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